Mail Stop 4561

March 8, 2010

Ihab Abu-Hakima
President and Chief Executive Officer
Meru Networks, Inc.
894 Ross Drive
Sunnyvale, CA 94089

> **Re: Meru Networks, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 22, 2010**
> **File No. 333-163859**

Dear Mr. Abu-Hakima:

We have reviewed your amended filing and response letter, and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 45

1. Please tell us how you determined the aggregate grant date fair value of the options granted on February 19, 2010. In this regard, it appears that the fair value per share of the underlying common stock, rather than the fair value per share of the options, was used in the calculation.

2. Please revise to disclose the expected impact that the options granted subsequent to December 31, 2009 will have on your financial statements through the end of fiscal 2010. Additionally, continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

***

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (650) 233-4545
        Stanley F. Pierson, Esq.
        James J. Masetti, Esq.
        Heidi E. Mayon, Esq.
        Pillsbury Winthrop Shaw Pittman LLP